NEW GOLD ANNOUNCES 2016 FINANCIAL RESULTS WITH RECORD LOW COSTS DRIVING STRONG MARGINS AND CASH FLOW

(All dollar figures are in US dollars unless otherwise indicated)

February 15, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2016 fourth quarter and full-year financial results and updates its year-end reserve and resource estimates. The company previously announced its preliminary 2016 operational results and 2017 guidance on January 30, 2017.

2016 FULL-YEAR HIGHLIGHTS

- Full-year gold production of 381,663 ounces achieved the mid-point of the guidance range of 360,000 to 400,000 ounces
- Copper production of 102 million pounds exceeded the high end of the guidance range of 81 to 93 million pounds by 10%
- 2016 operating expense of $640 per gold ounce and $1.14 per copper pound
- 2016 delivered record low all-in sustaining costs[1] of $692 per ounce, including total cash costs[2] of $349 per ounce
- Cash generated from operations before changes in non-cash operating working capital[3] of $302 million
- Cash generated from operations of $282 million
- Adjusted net earnings[4] of $24 million, or $0.05 per share
- Net earnings of $3 million, or $0.01 per share
- Year-end cash and cash equivalents of $186 million

2016 FOURTH QUARTER HIGHLIGHTS

- Fourth quarter production of 95,883 ounces of gold and 26 million pounds of copper
- Fourth quarter operating expense of $780 per gold ounce and $1.58 per copper pound
- Fourth quarter all-in sustaining costs of $619 per ounce, including total cash costs of $360 per ounce
- Cash generated from operations before changes in non-cash operating working capital of $69 million
- Cash generated from operations of $52 million
- Adjusted net loss of $2 million, or $nil per share
- Net loss of $20 million, or $0.04 per share

MINERAL RESERVES AND RESOURCES

- 2016 year-end mineral reserves of 14.7 million ounces of gold, 1.1 billion pounds of copper and 76 million ounces of silver

"Our solid operating performance in 2016 enabled us to deliver record low all-in sustaining costs, resulting in strong margins and cash flow," stated Hannes Portmann, President and Chief Executive Officer. "Our three primary areas of focus in 2017 are enhancing our financial flexibility, executing our updated Rainy River plan and continuing to deliver operationally. Looking further ahead, we feel well positioned for the long-term with a robust gold reserve base of 15 million ounces."

2016 FINANCIAL RESULTS

(in millions of U.S. dollars, except per share amounts)	Three months ended December 31		Year ended December 31	
	2016	**2015**	**2016**	**2015**
Revenues	$170.3	$199.0	$683.8	$712.9
Operating margin[6]	55.6	82.6	318.0	293.3
Adjusted net earnings/(loss)	(2.3)	2.6	24.3	(10.9)
Adjusted net earnings/(loss) per share	$nil	0.01	0.05	(0.02)
Net (loss) earnings	(19.9)	(9.5)	2.7	(201.4)
Net (loss) earnings per basic share	(0.04)	(0.02)	0.01	(0.40)
Cash generated from operations before changes in non-cash operating working capital	68.5	87.9	301.8	276.4
Cash generated from operations	51.7	84.9	282.2	262.6

Fourth quarter revenues decreased by $29 million, or 14%, relative to the prior-year quarter, as the benefit from higher gold and silver prices and higher copper sales volumes was more than offset by lower gold and silver sales volumes. Fourth quarter production was in line with the first three quarters of 2016, however, production was lower than the same period last year, which was a record quarter for New Gold. Relative to the fourth quarter of 2015, the average realized price increased by $117 per ounce of gold, or 11%, $0.29 per pound of copper, or 13%, and $2.36 per ounce of silver, or 16%. The benefit of this was offset by a 29% decrease in gold sales to 93,936 ounces mainly attributable to the Peak Mines which benefitted from mining and processing significantly higher gold grade material in the prior-year and Cerro San Pedro transitioning into residual leaching. New Gold's 2016 revenues of $684 million decreased relative to 2015, as the benefit from higher gold and silver prices and higher copper sales volumes was more than offset by lower gold and silver sales volumes due to the planned decrease at Cerro San Pedro.

New Gold's fourth quarter operating margin decreased by $27 million relative to the prior-year quarter as a result of the $29 million decrease in revenues. The company's 2016 operating margin increased by $25 million, or 8%, relative to the prior year as a result of lower operating expenses, resulting from a reduction in mining activity at Cerro San Pedro and the company's business improvement initiatives, partially offset by lower revenues.

New Gold had an adjusted net loss of $2 million, or $nil per share, in the fourth quarter of 2016 relative to adjusted net earnings of $3 million, or $0.01 per share, in the prior-year quarter. Quarterly adjusted net earnings were impacted by the combination of a $29 million decrease in revenues from lower production and an aggregate $4 million increase in exploration, business development, and corporate general and administrative expenses. These items were partially offset by a total $25 million decrease in operating expenses, depreciation and depletion due to lower production, and a $6 million decrease in finance costs as more interest has been capitalized to Rainy River. The company reported a net loss of $20 million, or $0.04 per share, in the fourth quarter. The net loss included the impact of a non-cash $27 million inventory write-down at Cerro San Pedro, a $7 million pre-tax foreign exchange loss and a non-cash $6 million after-tax impairment charge related to an early-stage royalty interest at Rio Figueroa, which was partially offset by a $16 million pre-tax unrealized gain on the company's gold price option contracts and a $3 million pre-tax unrealized gain on the company's gold stream obligation.

In 2016, New Gold had adjusted net earnings of $24 million, or $0.05 per share, relative to an adjusted net loss of $11 million, or $0.02 per share, in the prior year. The increase in adjusted net earnings was driven by a net $54 million decrease in operating expenses, depreciation and depletion and a $28 million decrease in finance costs as more interest has been capitalized to Rainy River. These items were partially offset by a $29 million decrease in revenues from lower production, a $12 million increase in adjusted income tax expense and an $7 million increase in exploration, business development, and corporate general and administrative expenses. The company's 2016 reported net earnings of $3 million, or $0.01 per share, were impacted by the non-cash $27 million inventory write-down at Cerro San Pedro and the non-cash $6 million after-tax impairment charge related to Rio Figueroa. In 2015, the net loss was driven by the non-cash $14 million after-tax impairment charge related to the Peak Mines, the non-cash $13 million inventory write-down at Cerro San Pedro, a $98 million pre-tax foreign exchange loss and a non-cash $99 million after-tax loss associated with the sale of El Morro.

The company's fourth quarter cash generated from operations before changes in non-cash operating working capital of $69 million was $19 million, or 22%, lower than the prior-year period as the impact of lower revenues was only partially offset by the decrease in expense. Cash generated from operations in the fourth quarter of 2016 was $52 million relative to $85 million in the prior-year quarter. The major working capital difference at December 31, 2016 was an outstanding concentrate receivable of $21 million at New Afton which was collected in January 2017.

New Gold's 2016 cash generated from operations before changes in non-cash operating working capital of $302 million was $25 million, or 9%, higher than 2015. The increase was directly attributable to the higher operating margin. Full-year cash generated from operations of $282 million increased by $20 million compared to 2015.

FINANCIAL UPDATE

New Gold's 2016 year-end cash and cash equivalents were $186 million. During the fourth quarter, the company received the remaining $75 million of the stream deposit from RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. and drew $100 million from its $400 million revolving credit facility. At December 31, 2016, an additional $122 million of the facility was used to issue letters of credit for closure obligations at the company's producing mines and development projects, leaving $178 million undrawn.

In addition, on February 8, 2017, New Gold announced that the company has entered into a binding letter agreement with Goldcorp Inc. to the sell the company's gold stream on the El Morro project for $65 million cash. Including the El Morro proceeds, the company's pro forma liquidity totals $429 million (cash, undrawn credit facility and El Morro proceeds) plus its expected free cash flow generation from its operating mines in 2017.

In 2016, New Gold entered into gold price option contracts covering 120,000 ounces of its first half 2017 production, with put options at a strike price of $1,300 per ounce and call options at a strike price of $1,400 per ounce. The company has also fixed the price for 31.7 million pounds of the company's first half 2017 copper production at $2.52 per pound. These initiatives increase the company's cash flow certainty during a portion of the remaining Rainy River development period.

After formally establishing a business improvement function in the second half of 2015, New Gold has continually looked for opportunities to maximize free cash flow from its portfolio of operating mines. One particularly successful business improvement initiative has been at New Afton, where improved mining and milling efficiencies have enabled the company to achieve significantly higher-than-targeted mill throughput after the successful completion of the mill expansion project in mid-2015. On a consolidated basis, the success of the multiple active business improvement initiatives was a key contributor to New Gold delivering an all-in sustaining cost of $692 per ounce in 2016, which was well below the company's mid-2016 updated guidance range of $750 to $790 per ounce.

In addition to the benefits of the ongoing business improvement initiatives included in New Gold's 2017 guidance, the company is actively evaluating further opportunities that could enhance cash flow during the remaining Rainy River construction period. The additional opportunities being assessed include further process improvements at New Afton as well as potential operating and capital cost savings at New Afton, Mesquite and the Peak Mines. In aggregate, these initiatives have the potential to increase the 2017 free cash flow contribution from New Gold's four operations by approximately $20 million.

Since the company's January 30, 2017 news release, with the sale of the El Morro stream, New Gold has made solid progress in enhancing its liquidity position. The company will continue to assess additional opportunities to further increase its financial flexibility.

At the end of 2016, the face value of the company's long-term debt was $900 million (book value – $890 million). The components of the long-term debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020, $500 million of 6.25% face value senior unsecured notes due in November of 2022 and $100 million drawn from the revolving credit facility. The company currently has approximately 514 million shares outstanding.

2016 OPERATIONAL RESULTS

	Three months ended December 31		Year ended December 31	
	2016	**2015**	**2016**	**2015**
Operating information				
Gold (ounces):				
Produced	**95,883**	131,719	**381,663**	435,718
Sold	**93,936**	133,005	**378,239**	428,852
Copper (millions of pounds):				
Produced	**25.6**	28.8	**102.3**	100.0
Sold	**24.6**	25.5	**99.2**	92.9
Silver (millions of ounces):				
Produced	**0.3**	0.5	**1.3**	1.9
Sold	**0.3**	0.5	**1.3**	1.8
Revenue:				
Gold ($/ounce)	**1,176**	1,067	**1,219**	1,120
Copper ($/pound)	**2.22**	1.96	**2.03**	2.21
Silver ($/ounce)	**16.19**	14.10	**16.68**	15.12
Average realized price[5]:				
Gold ($/ounce)	**1,211**	1,094	**1,255**	1,149
Copper ($/pound)	**2.45**	2.16	**2.23**	2.42
Silver ($/ounce)	**16.80**	14.44	**17.15**	15.38
Operating expense:				
Gold ($/ounce)	**780**	614	**640**	647
Copper ($/pound)	**1.58**	1.21	**1.14**	1.36
Silver ($/ounce)	**10.82**	8.10	**8.75**	8.66
Total cash costs ($/ounce)[2]	**360**	389	**349**	443
All-in sustaining costs ($/ounce)[1]	**619**	613	**692**	809

The company has included new revenue and cost disclosures, namely, revenue and operating expense per ounce and per pound. Revenue per ounce and per pound is net of treatment and refining charges, whereas average realized price is before treatment and refining charges are taken into account. Operating expense per ounce and pound apportions the company's operating expense, as shown on New Gold's consolidated income statement, to each metal on a percentage of revenue basis.

The fourth quarter of 2016 delivered gold production of 95,883 ounces, resulting in full-year gold production of 381,663 ounces. The combination of the Peak Mines' very strong year and solid operating performances at New Afton and Cerro San Pedro enabled the company to achieve the mid-point of its guidance range of 360,000 to 400,000 ounces. Full-year production was lower than 2015 primarily due to Cerro San Pedro's planned transition to residual leaching in mid-2016.

New Gold's fourth quarter copper production of 26 million pounds was consistent with the first three quarters of 2016 and slightly below the prior-year quarter. Full-year copper production of 102 million pounds was in line with prior-year production and 10% above the high end of the company's 2016 guidance range of 81 to 93 million pounds. Full-year silver production of 1.3 million ounces was below the guidance range of 1.6 to 1.8 million ounces.

Operating expense per gold ounce during the fourth quarter increased relative to the prior-year quarter primarily due to a heap leach inventory write-down of $24 million at Cerro San Pedro. Operating expense per gold ounce for the full year was in line with the prior year.

The company delivered fourth quarter all-in sustaining costs of $619 per ounce, including total cash costs of $360 per ounce, which was the lowest cost quarter of the year and consistent with the prior-year quarter. The company's strong fourth quarter performance reduced New Gold's 2016 all-in sustaining costs to a record low $692 per ounce, including total cash costs of $349 per ounce. The significant decrease in costs enabled New Gold to generate an all-in sustaining cost margin of $563 per ounce, or 45%. The $117 per ounce decrease in all-in sustaining costs relative to the prior year was attributable to the combination of a $94 per ounce decrease in total cash costs, primarily driven by significantly lower costs at the Peak Mines, and a $27 million, or $23 per ounce, decrease in the company's consolidated sustaining costs. Consolidated sustaining costs include New Gold's consolidated sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures.

As indicated in New Gold's 2016 second quarter results news release, the company's original full-year guidance for consolidated total cash costs and all-in sustaining costs was lowered by $75 per ounce to $360 to $400 per ounce and $750 to $790 per ounce, respectively. The company's full-year costs ultimately came in below the reduced cost guidance. This was due to the positive impact of business improvement initiatives leading to higher copper production and lower sustaining costs, and higher realized copper and silver prices only being partially offset by the appreciation of exchange rates relative to what was assumed when setting guidance.

"2016 was a great operational year for New Gold," added Raymond Threlkeld, Interim Chief Operating Officer. "We are proud to extend our track record of meeting or beating our operational guidance. I thank the team for their hard work and for delivering these strong results."

For additional detail on the changes in production and costs at New Gold's four operations in the fourth quarter and full-year, refer to the company's January 30, 2017 news release, *New Gold Achieves 2016 Production Guidance at Lower Costs, Provides Rainy River Update, 2017 Guidance and Announces Board and Management Changes*.

PROJECTS UPDATE
RAINY RIVER

Development activities at New Gold's Rainy River project, located in northwestern Ontario, continue to advance and the project is scheduled to transition from construction to operation in the third quarter of 2017.

> **RAINY RIVER – 2016 KEY HIGHLIGHTS**
> - Project spending during the fourth quarter totalled $146 million, bringing 2016 full-year capital spending at the project to $465 million
> - Concrete placement, steelwork erection and cladding complete
> - SAG and ball mill shells in place
> - Pre-leach thickener tank and leach tanks complete
> - Power line completed and main substation has been energized
> - Installation of mechanical, piping, electrical and instrumentation in processing facilities over 65% complete through mid-February 2017
> - Primary crusher and conveyor system over 80% complete

Mining activities at Rainy River have progressed well to start 2017. From the beginning of the year through the end of last week the company mined over 4 million tonnes of overburden and waste from the pit which was slightly ahead of the tonnage targeted in New Gold's updated plan announced on January 30, 2017. At the same time, approximately 350,000m^3 of construction material has been placed at the starter tailings cell which is also slightly ahead of plan. The contractor that will mine the peat and basal till layers within the pit using smaller equipment has been mobilized and is scheduled to begin work in the pit tomorrow, which should result in increased daily mining rates by New Gold's team in the coming weeks. The September start-up is based on an expectation that the mining rate will continue to increase to an average of approximately 120,000 tonnes per day over the next six months, which includes both planned productivity gains and the impact of changing weather conditions through the spring.

All of the key structural components of the process facilities have been completed and the setting of mechanical equipment and installation of piping, electrical and instrumentation services is well advanced. New Gold plans to complete the testing of the various components of the process facility using a staged approach, after which the company will complete dry and wet commissioning of the full process circuit.

The primary crusher and conveyor system are over 80% complete and commissioning of the crusher is scheduled to commence in March of 2017. Thereafter, the commissioning of the ball and SAG mills should start during the second quarter. Finally, the refining portion of the circuit should be completed and ready to begin commissioning early in the third quarter. Dry and wet commissioning of the full process circuit is scheduled to take place in August, which should leave approximately one month before targeted first production for any required adjustments to the circuit.

The company continues to work closely with Environment and Climate Change Canada towards obtaining an amendment to Schedule 2 of the Metal Mining Effluent Regulations, required to close two small creeks and deposit tailings, which is targeted to be received in the third quarter of 2017. However, as previously disclosed, New Gold's redesign of the tailings management facility incorporated a starter tailings cell within the broader facility that does not require a Schedule 2 amendment from the Federal government. The inclusion of a starter cell is an approach that has been used at other Canadian mining operations. Based on its location and scale, the starter cell would provide capacity for approximately six months of tailings. Once the Schedule 2 amendment is received, New Gold would need approximately three months, in good construction weather, to complete construction of the tailings dam.

Based on the company's targeted September production start, New Gold expects total 2017 production at Rainy River to be 50,000 to 60,000 ounces. Approximately 15,000 ounces are planned for the pre-commercial production period with revenue for this production being credited against the development capital estimate.

Over Rainy River's targeted two months of commercial production in 2017, the operating expense is expected to be $905 to $945 per gold ounce with all-in sustaining costs expected to be $1,200 to $1,240 per ounce. Both the operating expense and all-in sustaining costs are well above the levels targeted once Rainy River reaches full capacity. The 2017 costs are negatively impacted by lower gold sales resulting from the combination of throughput being lower than design during commissioning and ramp-up and planned lower grade to be processed during the commissioning phase. In addition, there is approximately $12 million, or $305 per ounce, of sustaining costs budgeted during the commercial production period.

Project spending at Rainy River during the fourth quarter totalled $146 million, bringing 2016 full-year capital spending at the project to $465 million. The total Rainy River project development capital spending through the end of 2016 was $777 million.

Based on a C$1.30/US$ exchange rate, the remaining capital cost from the beginning of 2017 to the targeted November commercial production is estimated to be approximately $515 million, inclusive of $40 million of contingency.

Though the Rainy River construction has presented challenges, New Gold continues to look forward to the expected growth in the company's production and cash flow once Rainy River transitions into operation later this year. Rainy River has multiple important asset qualities including its great jurisdiction, significant annual production potential, long estimated reserve life and continued exploration potential.

2016 YEAR-END MINERAL RESERVES AND RESOURCES AND 2017 EXPLORATION PLANS

	As at December 31, 2016			As at December 31, 2015		
	Gold Koz	Silver Moz	Copper Mlbs	Gold Koz	Silver Moz	Copper Mlbs
Proven and Probable reserves	**14,704**	**76**	**1,113**	**14,985**	**76**	**1,193**
New Afton	1,161	4	1,033	1,228	4	1,112
Mesquite	1,179	-	-	1,492	-	-
Peak Mines	251	1	80	267	1	82
Cerro San Pedro	-	-	-	13	-	-
Rainy River	3,943	10	-	3,814	9	-
Blackwater	8,170	61	-	8,170	61	-
Measured and Indicated resources (exclusive of reserves)	**6,222**	**22**	**1,121**	**6,659**	**34**	**1,065**
Inferred resources	**1,644**	**5**	**291**	**1,844**	**24**	**194**

Note: See the Detailed Mineral Reserve and Resource Tables and the Notes to Mineral Reserve and Resource Estimates at the end of this news release for further detail regarding December 31, 2016 estimates. For details regarding December 31, 2015 Mineral Reserve and Resource estimates, including a breakdown by category, refer to New Gold's Annual Information Form for the year ended December 31, 2015, dated March 29, 2016.

2016 YEAR-END MINERAL RESERVES AND RESOURCES

As part of New Gold's estimate of 2016 year-end mineral reserves and resources, the company increased the gold price assumptions used to estimate mineral reserves and resources by $50 per ounce to $1,250 per ounce and $1,350 per ounce, respectively. The updated gold reserve pricing assumption is consistent with long-term consensus estimates. The reserve pricing assumptions for copper of $2.75 per pound and silver of $15.00 per ounce remained the same as 2015. In calculating its cut-off grades for 2016 year-end mineral reserve and resource estimates, the company used exchange rate assumptions of $1.25, $1.30 and $17.00 for the Canadian dollar, Australian dollar and Mexican peso relative to the U.S. dollar.

On a consolidated basis, the company's total gold mineral reserves of 14.7 million ounces remained in line with year-end 2015. New Gold was able to partially offset approximately 0.5 million ounces of depletion from 2016 mining activity through the addition of 0.1 million ounces of reserve conversion at our Peak Mines and 0.1 million ounces from Rainy River as a result of updates to the open pit and underground mine plans. At Mesquite, gold mineral reserves decreased relative to the end of 2015 due to a combination of 2016 mine depletion and an updated mineral resource estimate that incorporates lowered metallurgical recoveries for non-oxide transitional material in the life-of-mine plan. New Gold's consolidated 2016 year-end copper mineral reserves of 1.1 billion pounds decreased slightly due to depletion from mining activities in 2016.

The change in consolidated Measured and Indicated gold resources, exclusive of reserves, was primarily attributable to an updated open pit and underground mine plan at Rainy River, conversion of mineral resources to reserves at the Peak Mines and the exclusion of the Capoose resource, located approximately 25 kilometres west of the Blackwater deposit, from the current mineral resource statement. The Peak Mines base metal inferred resource increased significantly with the addition of approximately 100 million pounds of copper from Great Cobar/Anjea and approximately 400 million pounds of combined lead-zinc primarily from the recently discovered Chronos zone.

2017 EXPLORATION PLANS

New Gold's 2017 exploration plans will be focused on three assets, the Peak Mines, New Afton and Rainy River. Targeted exploration spending totals $17 million, of which $16 million is expected to be expensed. New Gold's consolidated 2017 guidance for all-in sustaining costs includes this $16 million, or approximately $40 per ounce, of the total $17 million of planned exploration spending.

Consistent with prior years, the objective at the Peak Mines in 2017 is to further extend the mine's history of mineral reserve and resource replacement, with a particular focus on gold-dominant targets identified in the Southern Mine Corridor (Peak, Perseverance and Chronos), and to a lesser extent, on copper dominant targets in the Northern Mine Corridor (Chesney, New Cobar and Great Cobar). At New Afton, the 2017 program is scheduled to be split between underground infill drilling to upgrade the lower portion of the C-zone to a measured confidence level and reconnaissance drilling on positive 2016 results and other emerging prospects. At Rainy River, the 2017 program is focused within a five-kilometre radius of the mine development area and is scheduled to include surface drilling and target generation. New Gold has also allocated $2 million towards the Fifield project in New South Wales, Australia, where the company has the opportunity to earn a 70% interest.

2017 GUIDANCE

Going forward, New Gold's asset by asset cost guidance will include operating expense per gold ounce, operating expense per copper pound and all-in sustaining costs. Operating expense per ounce and pound apportions the company's operating expense, as shown on New Gold's consolidated income statement, to each metal on a percentage of revenue basis. New Gold will continue to provide total cash cost guidance on a consolidated basis, but not at the asset level.

	Gold Production	Copper Production	Operating Expense	Operating Expense	All-in Sustaining Costs
	(thousand ounces)	(million pounds)	($ per gold ounce)	($ per copper pound)	($ per gold ounce)
Rainy River[1]	50 - 60	--	$905 - $945	--	$1,200 - $1,240
New Afton	70 - 80	85 - 95	$405 - $445	$0.80 - $1.00	($280) - ($240)
Mesquite	140 - 150	--	$675 - $715	--	$805 - $845
Peak Mines	85 - 95	~15	$780 - $820	$1.55 - $1.75	$1,060 - $1,100
Cerro San Pedro	35 - 45	--	$1,080 - $1,120	--	$1,090 - $1,130
New Gold Consolidated	**380 - 430**	**100 - 110**	**$630 - $670**	**$1.25 - $1.45**	**$825 - $865**

Note: Estimated consolidated silver production in 2017 approximately 1.1 million ounces.

(1) Rainy River gold production guidance includes pre-commercial production of approximately 15,000 ounces. Rainy River operating expense per gold ounce and all-in sustaining costs calculated based on commercial production ounces.

New Gold's 2017 consolidated gold production is expected to increase relative to the prior year due to the planned September start-up of Rainy River. Consolidated gold production from New Afton, Mesquite and the Peak Mines should remain in line with 2016 production levels, however, production at Cerro San Pedro is scheduled to decrease as the mine enters its first full year of residual leaching. Copper production is expected to increase slightly at New Afton due to higher copper grades, while copper production from the Peak Mines is expected to be in line with 2016. Consolidated silver production is scheduled to remain in line with the prior year at approximately 1.1 million ounces.

Consistent with previous years, New Gold's 2017 full-year gold production is not scheduled to be evenly distributed across the four quarters. Quarterly consolidated gold production is expected to build steadily throughout the year with the fourth quarter benefitting from the start-up of Rainy River.

New Gold's by-product pricing assumptions for 2017 are $2.50 per copper pound and $16.00 per silver ounce. The 2017 assumptions for the Canadian dollar, Australian dollar and Mexican peso exchange rates are $1.30, $1.35 and $20.00 to the U.S. dollar.

The company's 2017 operating expense will increase due to the advancement of Rainy River into production, however, operating expense per gold ounce and operating expense per copper pound should both remain in line with 2016.

Consolidated total cash costs for the year are expected to increase by approximately $65 per ounce to $395 to $435 per ounce as a result of higher gross operating costs attributable to the start-up of Rainy River, partially offset by higher by-product revenues. New Gold's 2017 all-in sustaining costs are expected to increase by approximately $150 per ounce when compared to the $692 per ounce delivered in 2016. 2017 sustaining costs, including sustaining capital, exploration, general and administrative and amortization or reclamation expenditures, are expected to increase by approximately $35 million relative to the prior year with the increase in sustaining capital expenditures from the start-up of Rainy River, and increased underground development costs at New Afton and Peak Mines, partially offset by lower capital expenditures at Mesquite.

New Gold 2017 All-In Sustaining Costs Key Sensitivities

Sensitivities to silver price and the Mexican peso are not shown as the sensitivities are limited.

Category	Copper Price	CDN/USD	AUD/USD
Base Assumption	$2.50	$1.30	$1.35
Sensitivity	+/-$0.25	+/-$0.05	+/-$0.05
COST PER OUNCE IMPACT			
Rainy River	--	+/-$45	--
New Afton	+/-$185	+/-$80	--
Mesquite	--	--	--
Peak Mines	+/-$40	--	+/-$50
New Gold Total	+/-$45	+/-$20	+/-$10

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results will be held on Thursday, February 16, 2017 at 10:00 a.m. Eastern time. Participants may join the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until March 15, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 62154111. An archived webcast will also be available until May 15, 2017 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

newgold

DETAILED MINERAL RESERVE AND RESOURCE TABLES

Mineral Reserves Statement as at December 31, 2016

Proven & Probable		Metal grade			Contained metal		
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON							
A&B Zones							
Proven	-	-	-	-	-	-	-
Probable	34,649	0.51	2.1	0.78	566	2,383	598
C Zone							
Proven	-	-	-	-	-	-	-
Probable	25,687	0.72	1.8	0.77	594	1,492	435
Total New Afton P&P	**60,336**	**0.60**	**2.0**	**0.78**	**1,161**	**3,874**	**1,033**
MESQUITE							
Proven	7,882	0.49	-	-	123	-	-
Probable	63,479	0.52	-	-	1,056	-	-
Total Mesquite P&P	**71,361**	**0.51**	**-**	**-**	**1,179**	**-**	**-**
PEAK MINES							
Southern Mine Corridor							
Proven	514	6.78	15.7	0.75	112	259	8
Probable	492	5.45	13.6	0.60	86	215	7
Southern Mine Corridor P&P	1,006	6.13	14.7	0.68	198	475	15
Northern Mine Corridor							
Proven	787	0.94	7.0	1.81	24	176	31
Probable	902	0.85	6.4	1.64	25	185	33
Northern Mine Corridor P&P	1,689	0.89	6.6	1.72	48	361	64
Stockpile							
Proven	66	1.92	8.5	0.86	4	18	1
Combined P&P							
Proven	1,370	3.18	10.3	1.36	140	453	41
Probable	1,390	2.48	9.0	1.28	111	401	39
Total Peak Mines P&P	**2,760**	**2.83**	**9.6**	**1.32**	**251**	**854**	**80**
RAINY RIVER							
Direct processing material							
Open Pit							
Proven	16,944	1.41	2.5	-	771	1,353	-
Probable	45,001	1.19	3.2	-	1,728	4,692	-
Open Pit P&P (direct processing)	61,946	1.25	3.0	-	2,499	6,045	-
Underground							
Proven	-	-	-	-	-	-	-
Probable	5,411	5.34	11.2	-	929	1,956	-
Underground P&P (direct processing)	5,411	5.34	11.2	-	929	1,956	-
Stockpile material							
Open Pit							
Proven	9,322	0.45	1.5	-	135	462	-
Probable	27,081	0.44	1.8	-	380	1,540	-
Open Pit P&P (stockpile)	36,403	0.44	1.7	-	516	2,002	-
Combined P&P							
Proven	26,266	1.07	2.1	-	906	1,815	-
Probable	77,493	1.22	3.3	-	3,037	8,188	-
Total Rainy River P&P	**103,760**	**1.18**	**3.0**	**-**	**3,943**	**10,003**	**-**
BLACKWATER							
Direct processing material							
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,200	0.79	4.7	-	7,520	44,400	-
Stockpile material							
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (stockpile)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	**344,400**	**0.74**	**5.5**	**-**	**8,170**	**60,800**	**-**
Total P&P					**14,704**	**75,531**	**1,113**

newgold

Mineral Resources statement as at December 31, 2016

Measured & Indicated (Exclusive of Reserves)		Metal grade			Contained metal		
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON							
A&B Zones							
Measured	16,081	0.66	2.1	0.85	339	1,072	302
Indicated	10,904	0.46	2.2	0.67	161	784	160
A&B Zone M&I	26,985	0.58	2.1	0.78	500	1,856	462
C-Zone							
Measured	2,071	1.09	2.4	1.20	72	162	55
Indicated	16,744	0.76	2.2	0.90	410	1,156	330
C-Zone M&I	18,815	0.80	2.2	0.93	483	1,318	385
HW Lens							
Measured	-	-	-	-	-	-	-
Indicated	10,764	0.51	2.1	0.43	176	713	103
HW Lens M&I	10,764	0.51	2.1	0.43	176	713	103
Total New Afton M&I	**56,592**	**0.64**	**2.1**	**0.76**	**1,158**	**3,887**	**950**
MESQUITE							
Measured	5,479	0.37	-	-	64	-	-
Indicated	65,002	0.47	-	-	976	-	-
Total Mesquite M&I	**70,481**	**0.46**	**-**	**-**	**1,040**	**-**	**-**
PEAK MINES							
Southern Mine Corridor							
Measured	666	5.53	8.2	0.70	118	174	9
Indicated	770	4.14	10.4	0.84	103	258	14
Southern Mine Corridor M&I	1,436	4.79	9.4	0.77	216	429	25
Northern Mine Corridor							
Measured	804	2.32	5.0	1.00	60	129	18
Indicated	3,030	0.99	5.1	2.02	97	489	130
Northern Mine Corridor M&I	3,840	1.28	5.1	1.80	158	619	147
Combined M&I							
Measured	1,470	3.78	6.4	0.87	178	303	27
Indicated	3,800	1.63	6.2	1.78	200	747	144
Total Peak Mines M&I	**5,270**	**2.23**	**6.2**	**1.52**	**378**	**1,050**	**171**
RAINY RIVER							
Direct processing material							
Open Pit							
Measured	3,638	1.11	2.8	-	130	329	-
Indicated	28,976	1.16	3.7	-	1,079	3,485	-
Open Pit M&I (direct processing)	32,614	1.15	3.6	-	1,209	3,814	-
Underground							
Measured	-	-	-	-	-	-	-
Indicated	5,035	3.71	10.4	-	601	1,678	-
Underground M&I (direct processing)	5,035	3.71	10.4	-	601	1,678	-
Stockpile material							
Open Pit							
Measured	2,490	0.36	2.8	-	29	223	-
Indicated	34,984	0.43	2.4	-	483	2,694	-
Open Pit M&I (stockpile)	37,474	0.42	2.4	-	512	2,917	-
Combined M&I							
Measured	6,128	0.81	2.8	-	159	552	-
Indicated	68,995	0.97	3.5	-	2,163	7,857	-
Total Rainy River M&I	**75,123**	**0.96**	**3.5**	**-**	**2,322**	**8,409**	**-**
BLACKWATER							
Direct processing material							
Measured	289	1.39	6.6	-	13	61	-
Indicated	42,444	0.85	4.6	-	1,160	6,277	-
M&I (direct processing)	42,733	0.85	4.6	-	1,173	6,339	-
Stockpile material							
Measured	-	-	-	-	-	-	-
Indicated	14,602	0.32	3.9	-	150	1,831	-
M&I (stockpile)	14,602	0.32	3.9	-	150	1,831	-
Total Blackwater M&I	**57,335**	**0.72**	**4.4**	**-**	**1,323**	**8,169**	**-**
Total M&I Exclusive of Reserves					**6,222**	**21,515**	**1,121**

Mineral Resources statement as at December 31, 2016

Inferred	Metal grade				Contained metal		
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON							
A&B-Zone	7,344	0.35	1.3	0.35	83	304	57
C-Zone	6,900	0.43	1.3	0.46	96	295	70
HW Lens	978	0.69	1.4	0.46	22	45	10
New Afton Inferred	**15,219**	**0.41**	**1.3**	**0.41**	**200**	**644**	**137**
MESQUITE	**7,118**	**0.32**	-	-	**74**	-	-
PEAK MINES							
Southern Mine Corridor	440	3.66	9.6	0.63	52	133	6
Northern Mine Corridor	3,540	1.11	6.0	1.94	126	679	148
Peak Inferred	**3,980**	**1.39**	**6.4**	**1.80**	**178**	**812**	**154**
RAINY RIVER							
Direct processing							
Open Pit	5,808	1.01	2.8	-	188	528	-
Underground	5,130	3.53	2.8	-	583	467	-
Total Direct Processing	10,938	2.19	2.8	-	771	995	-
Stockpile							
Open Pit	8,916	0.40	1.5	-	114	435	-
Rainy River Inferred	**19,854**	**1.39**	**2.2**	**-**	**885**	**1,430**	**-**
BLACKWATER							
Direct processing	10,908	0.80	3.8	-	279	1,333	-
Stockpile	2,660	0.33	3.2	-	28	274	-
Blackwater Inferred	**13,568**	**0.70**	**3.7**	**-**	**307**	**1,606**	**-**
Total Inferred					**1,644**	**4,492**	**291**

In addition to the Peak Mines inferred resource stated above, the below table summarizes additional inferred resources contained in satellite lead-zinc lenses at the Chronos, Peak and Great Cobar deposits.

Mineral Resources statement as at December 31, 2016

Inferred	Metal grade					Contained metal				
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Lead %	Zinc %	Gold Koz	Silver Koz	Copper Mlbs	Lead Mlbs	Zinc Mlbs
PEAK MINES										
Southern Mine Corridor	1,410	0.73	35.3	0.34	5.93	6.23	33	1,640	11	194	181
Northern Mine Corridor	100	0.19	24.7	0.28	3.56	9.11	1	80	1	20	8
Peak Pb-Zn Inferred	**1,510**	**0.69**	**34.6**	**0.34**	**5.78**	**6.42**	**34**	**1,720**	**11**	**214**	**189**

Notes to Mineral Reserve and Resource Estimates

1. New Gold's Mineral Reserves and Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2. All Mineral Resource and Mineral Reserve estimates for New Gold's properties and projects are effective December 31, 2016.

3. New Gold's year-end 2016 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	Lead $/pound	Zinc $/pound	CAD	AUD	MXN
Mineral Reserves	$1,250	$15.00	$2.75	N/A	N/A	1.25	1.30	17.00
Mineral Resources	$1,350	$17.00	$3.00	$0.85	$1.00	1.25	1.30	17.00

4. Lower cut-offs for the Company's Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves LOWER cut-off	Mineral Resources LOWER Cut-off
New Afton	Main Zone – B1 & B2 Blocks:	C$17.00/t	All Resources: 0.40% CuEq
	B3 Block & C-Zone:	C$24.00/t	
Mesquite	Oxide & Transitional:	0.16 g/t Au (0.005 oz/t Au)	0.12 g/t Au (0.0035 oz/t Au)
	Sulphide:	0.41 g/t Au (0.012 oz/t Au)	0.24 g/t Au (0.007 oz/t Au)
Peak Mines	All ore types:	A$80/t to A$146/t	A$113/t to A$150/t
Cerro San Pedro	All ore types:	US$ 6.00/t	NA
Rainy River	O/P direct processing:	0.30 – 0.60 g/t AuEq	0.30 – 0.45 g/t AuEq
	O/P stockpile:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	3.50 g/t AuEg	2.50 g/t AuEq
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P stockpile:	0.32 g/t AuEq	

5. New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding.

6. Mineral Resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable to their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a Mineral Resource, the designators 'open pit' and 'underground' are used to indicate the envisioned mining method. The designators 'oxide', 'non-oxide' and 'sulphide' have likewise been applied to indicate the type of mineralization as it relates to the appropriate mineral processing method and expected payable metal recoveries, and the designators 'direct processing' and 'stockpile' have been applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored in a stockpile for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7. Rainy River Project: In addition to the criteria described above, Mineral Reserves and Mineral Resources for the Rainy River project are reported according to the following additional criteria: Underground Mineral Reserves are reported peripheral to and/or below the open pit Mineral Reserve pit shell, which has been designed and optimized based on an $800/oz gold price. Underground Mineral Resources are reported below a larger Mineral Resource pit shell, which has been defined based on a $1,350/oz gold price. Approximately forty percent (40%) of the gold metal content defined as underground Mineral Reserves is derived from material located between the Mineral Reserve pit shell and the Mineral Resource pit shell; the remaining sixty percent (60%) of the metal content defined as underground Mineral Reserves is derived from material located below the Mineral Resource pit shell. Open pit Mineral Resources exclude material reported as underground Mineral Reserves.

8. Qualified Person: The preparation of New Gold's Mineral Reserve and Mineral Resource estimates has been done by Qualified Persons as defined under NI 43-101, under the oversight and review of Mr. Mark A. Petersen, a Qualified Person under NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "2017 Guidance" and "Projects Update - Rainy River - 2017 Production and Cost Guidance", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; planned development activities for 2017 at the Rainy River project, including the completion and commissioning of the processing facilities; planned preparations for operations at the Rainy River project, including the mining rate, removal of overburden and waste, and storage of water, and stock piling of ore prior to first production ; the expected production, costs, economics, grade and other operating parameters of the Rainy River project; the capacity of the starter dam; the expected production, costs, economics and operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations; targeted timing for commissioning, start-up, production and commercial production; and targeting timing for development and other activities related to the Rainy River project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations, being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; and (10) in the case of production, cost and expenditure outlooks at the operating mines and the Rainy River project for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes for 2017.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this presentation are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this presentation concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold, except for the scientific and technical information regarding capital costs at Rainy River set out under the heading "Projects Update - Rainy River - Capital Expenditures", which has been reviewed and approved by Arshya Qureshi, Co-Founder and Project Manager at LQ Consulting and Management Inc. Mr. Qureshi is a Professional Engineer registered with Professional Engineers of Ontario. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Petersen and Mr. Qureshi are "Qualified Persons" for the purposes of NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2015 filed on www.sedar.com.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS

"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs. Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) TOTAL CASH COSTS

"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(in millions of U.S. dollars, except where noted)	Three months ended December 31, 2016			
	Gold	**Copper**	**Silver**	**Total**
OPEX, CASH COST AND AISC RECONCILIATION				
Operating expenses[1]	73.2	38.8	3.0	**114.7**
Units of metal sold (ounces/millions of pounds/millions of ounces)	93,936	24.6	0.3	
Operating expenses per unit of metal sold ($/ounce or pound)	780	1.58	10.82	
Operating expenses[1]	73.2	38.8	3.0	**114.7**
Treatment and refining charges on concentrate sales	3.3	5.7	0.2	**9.2**
Adjustments[2]	(15.7)	(8.3)	(0.6)	**(24.6)**
Total cash costs	60.5	36.2	2.6	**99.3**
By-product silver and copper sales				**(65.7)**
Total cash costs net of by-product revenue				**33.6**
Units of metal sold (ounces/millions of pounds/millions of ounces)	93,936	24.6	0.3	**93,936**
Total cash costs on a co-product basis[3] ($/ounce or pound)	647	1.47	9.11	
Total cash costs per gold ounce sold ($/ounce)				**360**
Total co-product cash costs	60.5	36.2	2.6	
Total cash costs net of by-product revenue				**33.6**
Sustaining capital expenditures	9.8	5.1	0.4	**15.3**
Sustaining exploration - expensed	0.6	0.3	-	**0.9**
Corporate G&A including share-based compensation[4]	4.3	2.3	0.2	**6.8**
Reclamation expenses	0.8	0.4	-	**1.2**
Total co-product all-in sustaining costs	76.0	44.3	3.2	
Total all-in sustaining costs net of by-product revenue				**57.8**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	812	1.80	11.40	
All-in sustaining costs per gold ounce sold ($/ounce)				**619**

1. Operating expenses ("Opex") are apportioned to each metal produced on a percentage of revenue basis.
2. Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite's Purchase Price Allocation ("PPA") associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3. Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4. Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Year ended December 31, 2016 Total
OPEX, CASH COST AND AISC RECONCILIATION				
Operating expenses[1]	242.3	112.6	10.9	**365.8**
Units of metal sold (ounces/millions of pounds/millions of ounces)	378,239	99.2	1.3	
Operating expenses per unit of metal sold ($/ounce or pound)	640	1.14	8.75	
Operating expenses[1]	242.3	112.6	10.9	**365.8**
Treatment and refining charges on concentrate sales	13.7	19.4	0.6	**33.7**
Adjustments[2]	(16.1)	(7.5)	(0.7)	**(24.3)**
Total cash costs	239.9	124.5	10.8	375.2
By-product silver and copper sales				**(242.9)**
Total cash costs net of by-product revenue				132.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	378,239	99.2	1.3	**378,239**
Total cash costs on a co-product basis[3] ($/ounce or pound)	634	1.26	8.64	
Total cash costs per gold ounce sold ($/ounce)				**349**
Total co-product cash costs	239.9	124.5	10.8	
Total cash costs net of by-product revenue				132.3
Sustaining capital expenditures	56.9	26.5	2.6	**86.0**
Sustaining exploration - expensed	5.3	2.5	0.2	**8.0**
Corporate G&A including share-based compensation[4]	20.3	9.5	0.9	**30.7**
Reclamation expenses	3.3	1.5	0.1	**4.9**
Total co-product all-in sustaining costs	325.7	164.5	14.6	
Total all-in sustaining costs net of by-product revenue				**261.9**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	861	1.66	11.74	
All-in sustaining costs per gold ounce sold ($/ounce)				**692**

1. Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2. Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite's Purchase Price Allocation ("PPA") associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3. Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4. Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Three months ended December 31, 2015 Total
OPEX, CASH COST AND AISC RECONCILIATION				
Operating expenses[1]	81.6	30.9	3.9	**116.4**
Units of metal sold (ounces/millions of pounds/millions of ounces)	133,005	25.5	0.5	
Operating expenses per unit of metal sold ($/ounce or pound)	614	1.21	8.10	
Operating expenses[1]	81.6	30.9	3.9	**116.4**
Treatment and refining charges on concentrate sales	3.6	5.1	0.2	**8.9**
Adjustments[2]	(7.8)	(2.9)	(0.4)	**(11.1)**
Total cash costs	77.4	33.1	3.7	**114.2**
By-product silver and copper sales				**(62.4)**
Total cash costs net of by-product revenue				**51.8**
Units of metal sold (ounces/millions of pounds/millions of ounces)	133,005	25.5	0.5	**133,005**
Total cash costs on a co-product basis[3] ($/ounce or pound)	580	1.30	7.65	
Total cash costs per gold ounce sold ($/ounce)				**389**
Total co-product cash costs	77.4	33.1	3.7	
Total cash costs net of by-product revenue				**51.8**
Sustaining capital expenditures	15.0	5.7	0.7	**21.4**
Sustaining exploration - expensed	0.9	0.4	-	**1.3**
Corporate G&A including share-based compensation[4]	3.5	1.5	0.2	**5.2**
Reclamation expenses	1.4	0.4	-	**1.8**
Total co-product all-in sustaining costs	98.2	41.1	4.6	
Total all-in sustaining costs net of by-product revenue				**81.5**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	737	1.61	9.72	
All-in sustaining costs per gold ounce sold ($/ounce)				**613**

1. Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2. Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite's Purchase Price Allocation ("PPA") associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3. Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4. Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Year ended December 31, 2015 Total
OPEX, CASH COST AND AISC RECONCILIATION				
Operating expenses[1]	277.4	126.6	15.6	**419.6**
Units of metal sold (ounces/millions of pounds/millions of ounces)	428,852	92.9	1.8	
Operating expenses per unit of metal sold ($/ounce or pound)	647	1.36	8.66	
Operating expenses[1]	277.4	126.6	15.6	**419.6**
Treatment and refining charges on concentrate sales	12.4	20.0	0.5	**32.9**
Adjustments[2]	(6.0)	(3.0)	(0.4)	**(9.4)**
Total cash costs	283.8	143.6	15.7	**443.1**
By-product silver and copper sales				**(253.0)**
Total cash costs net of by-product revenue				**190.1**
Units of metal sold (ounces/millions of pounds/millions of ounces)	428,852	92.9	1.8	**428,852**
Total cash costs on a co-product basis[3] ($/ounce or pound)	661	1.54	8.70	
Total cash costs per gold ounce sold ($/ounce)				**443**
Total co-product cash costs	283.8	143.6	15.7	
Total cash costs net of by-product revenue				**190.1**
Sustaining capital expenditures[4]	80.4	36.6	4.5	**121.5**
Sustaining exploration - expensed	2.7	1.2	0.1	**4.0**
Corporate G&A including share-based compensation[5]	17.6	8.1	1.0	**26.7**
Reclamation expenses	3.0	1.4	0.2	**4.6**
Total co-product all-in sustaining costs	387.5	190.9	21.5	
Total all-in sustaining costs net of by-product revenue				**346.9**
All-in sustaining costs on a co-product basis[3] ($/ounce or pound)	903	2.06	11.94	
All-in sustaining costs per gold ounce sold ($/ounce)				**809**

1. *Operating expenses are apportioned to each metal produced on a percentage of revenue basis.*
2. *Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite's Purchase Price Allocation ("PPA") associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.*
3. *Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.*
4. *Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.*

(3) CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Cash generated from operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before temporary working capital changes. Further details regarding cash generated from operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

(in millions of U.S. dollars)	Three months ended December 31		Year ended December 31	
	2016	**2015**	**2016**	**2015**
Cash generated from operations	**$51.7**	**$84.9**	**$282.2**	**$262.6**
Add back (deduct): Change in non-cash operating working capital	**16.8**	**3.0**	**19.6**	**13.8**
Net cash generated from operations before changes in non-cash working capital	**68.5**	**87.9**	**301.8**	**276.4**

(4) ADJUSTED NET (LOSS)/EARNINGS

"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015
Net (loss) earnings before taxes	($16.9)	($40.3)	$2.0	($308.3)
Other (gains) losses	(13.0)	13.8	3.8	265.7
Other loss on disposal of assets	0.0	0.0	0.0	3.0
Provision for office consolidation	0.0	0.0	0.0	0.0
Loss on hedge monetization over original term of hedge	27.3	11.8	27.3	11.8
Inventory write-down	6.4	20.1	6.4	20.1
Adjusted net earnings (loss) before tax	3.8	5.4	39.5	(7.7)
Income tax expense	(3.0)	30.8	0.7	106.9
Income tax adjustments	(3.1)	(33.6)	(15.9)	(110.1)
Adjusted income tax expense	6.1	(2.8)	(15.2)	(3.2)
Adjusted net earnings (loss)	(2.3)	2.6	24.3	(10.9)
Adjusted earnings (loss) per share (basic and diluted)	$nil	0.01	0.05	(0.02)
Adjusted effective tax rate	161%	52%	38%	41%

(5) AVERAGE REALIZED PRICE

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(6) OPERATING MARGIN

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

OPERATING MARGIN RECONCILIATION

(in millions of U.S. dollars)	Three months ended December 31		Year ended December 31	
	2016	**2015**	**2016**	**2015**
Revenues	**$170.3**	$199.0	**$683.8**	$712.9
Less: Operating expenses	**(114.7)**	(116.4)	**(365.8)**	(419.6)
Operating margin	**55.6**	82.6	**318.0**	293.3

For further information please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com

CONSOLIDATED INCOME STATEMENTS (unaudited)

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars, except per share amounts)	**2016**	**2015**	**2016**	**2015**
Revenues	**170.3**	199.0	**683.8**	712.9
Operating expenses	**114.7**	116.4	**365.8**	419.6
Depreciation and depletion	**67.5**	74.1	**255.4**	240.7
Revenue less cost of goods sold	**(11.9)**	8.5	**62.6**	52.6
Corporate administration	**6.4**	3.7	**22.9**	20.4
Provision for office consolidation	**-**	-	**-**	3.0
Share-based payment expenses	**0.5**	1.6	**8.3**	7.3
Asset impairment	**6.4**	20.1	**6.4**	20.1
Exploration and business development	**3.9**	1.7	**10.1**	6.5
Earnings (loss) from operations	**(29.1)**	(18.6)	**14.9**	(4.7)
Finance income	**0.7**	0.4	**1.4**	1.4
Finance costs	**(1.5)**	(7.1)	**(10.5)**	(38.5)
Other gains and (losses)	**13.0**	(15.0)	**(3.8)**	(266.5)
Earning (loss) before taxes	**(16.9)**	(40.3)	**2.0**	(308.3)
Income tax recovery	**(3.0)**	30.8	**0.7**	106.9
Net earnings (loss)	**(19.9)**	(9.5)	**2.7**	(201.4)
Earnings (loss) per share				
Basic	**(0.04)**	(0.02)	**0.01**	(0.40)
Diluted	**(0.04)**	(0.02)	**0.01**	(0.40)
Weighted average number of shares outstanding (in millions)				
Basic	**513.0**	509.1	**511.8**	509.0
Diluted	**515.8**	509.1	**513.8**	509.0

newgold

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at December 31 2016	As at December 31 2015
(in millions of U.S. dollars)		
ASSETS		
Current assets		
Cash and cash equivalents	185.9	335.5
Trade and other receivables	37.1	109.0
Inventories	150.0	145.9
Current income tax receivable	12.5	19.2
Derivative assets	18.0	-
Prepaid expenses and other	6.1	5.0
Total current assets	409.6	614.6
Non-current inventories	103.3	115.4
Mining interests	3,206.7	2,803.2
Deferred tax assets	224.9	138.9
Other	3.5	3.4
Total assets	**3,948.0**	3,675.5
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	169.2	141.1
Current income tax payable	6.2	6.2
Total current liabilities	175.4	147.3
Reclamation and closure cost obligations	81.0	67.5
Provisions	12.0	9.2
Gold stream obligation	246.5	147.6
Derivative liabilities	-	2.1
Long-term debt	889.5	787.6
Deferred tax liabilities	460.5	414.4
Other	0.2	0.2
Total liabilities	1,865.1	1,575.9
Equity		
Common shares	2,859.0	2,841.0
Contributed surplus	100.5	102.3
Other reserves	(33.0)	2.6
Deficit	(843.6)	(846.3)
Total equity	2,082.9	2,099.6
Total liabilities and equity	**3,948.0**	3,675.5

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

	Three months ended December 31		Year ended December 31	
(in millions of U.S. dollars)	**2016**	**2015**	**2016**	**2015**
OPERATING ACTIVITIES				
Net earnings (loss)	**(19.9)**	(9.5)	**2.7**	(201.4)
Adjustments for:				
Foreign exchange losses (gains)	**7.0**	25.6	**(11.7)**	98.2
Reclamation and closure costs paid	**(1.2)**	(0.1)	**(2.5)**	(0.5)
Impairment of assets and inventory write down	**30.9**	31.5	**30.9**	31.5
Loss on disposal of El Morro	**-**	(1.7)	**-**	180.3
Depreciation and depletion	**67.6**	74.8	**255.6**	241.4
Other non-cash adjustments	**(12.3)**	(1.8)	**(6.7)**	(5.3)
Income tax recovery	**3.0**	(30.8)	**(0.7)**	(106.9)
Finance income	**(0.7)**	(0.4)	**(1.4)**	(1.4)
Finance costs	**1.6**	7.1	**10.5**	38.5
Unrealized loss on gold stream liability	**(3.3)**	(9.4)	**31.1**	(6.2)
Financial instrument transaction costs	**-**	(0.2)	**-**	2.4
	72.7	85.1	**307.8**	270.6
Change in non-cash operating working capital	**(16.8)**	(3.0)	**(19.6)**	(13.8)
Income taxes (paid) refunded	**(4.2)**	2.8	**(6.0)**	5.8
Cash generated from operations	**51.7**	84.9	**282.2**	262.6
INVESTING ACTIVITIES				
Mining interests	**(164.8)**	(169.7)	**(567.0)**	(389.5)
Proceeds from the sale of assets	**0.5**	0.3	**1.4**	1.2
Proceeds from disposal of El Morro	**-**	87.6	**-**	87.6
Tax on proceeds from disposal of El Morro	**(0.9)**	(25.2)	**(0.9)**	(25.2)
Interest received	**0.8**	0.4	**1.4**	1.4
Gold price option contract and other investment costs	**(0.4)**	-	**(3.5)**	-
Cash used by investing activities	**(164.8)**	(106.6)	**(568.6)**	(324.5)
FINANCING ACTIVITY				
Proceeds received from exercise of options and warrants	**1.2**	0.2	**9.7**	0.4
Gold stream agreement cash flow	**75.0**	-	**75.0**	100.0
Drawdown of revolving credit facility	**100.0**	-	**100.0**	-
Financing initiation costs	**(0.7)**	0.2	**(1.0)**	(2.4)
Interest paid	**(27.0)**	(26.2)	**(55.3)**	(52.3)
Cash generated from financing activities	**148.5**	(25.8)	**128.4**	45.7
Effect of exchange rate changes on cash and cash equivalents	**(0.7)**	(1.6)	**8.4**	(18.8)
Change in cash and cash equivalents	**34.7**	(49.1)	**(149.6)**	(35.0)
Cash and cash equivalents, beginning of period	**151.2**	384.6	**335.5**	370.5
Cash and cash equivalents, end of year	**185.9**	335.5	**185.9**	335.5
Cash and cash equivalents are comprised of:				
Cash	**135.7**	229.7	**135.7**	229.7
Short-term money market instruments	**50.2**	105.8	**50.2**	105.8
	185.9	335.5	**185.9**	335.5